

October 6, 2010

Mr. Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re:** **Aegon N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 1-10882**

Dear Mr. Nooitgedagt:

We have reviewed your July 15, 2010 response to our June 3, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects

5.2 Application of Critical Accounting Policies – IFRS Accounting Policies

v. Impairment of financial assets, page 75

1. We acknowledge your response to our comment 2 and we reissue the comment in part related to bullet point three. Please disclose significant quantitative factors used in your analysis that justify full recovery of principal and interest. Due to the wide ranges certain assumptions may provide, as noted in your response, please also disclose the weighted average for each significant quantitative factor.

Asset Backed Securities

Aging and severity unrealized losses, page 88

2.   We acknowledge your response to our comment 6. Please provide the following information:
- Regarding footnote 3, please tell us the name and credit rating of the monoline issuer that the company is relying on for full payment.
- Regarding footnote 4, notwithstanding the help Bank of Ireland has received from the Irish government, please explain to us why it is reasonable to assume that the company will receive full payment of the security in addition to penalties. Please further clarify why you have not realized a loss on this security.

5.8 Contractual Obligations and Commitments

iv. Collateral

Assets accepted, page 128

3.   We acknowledge your response to our comment 9. Please revise your disclosure to quantify the extent you have posted additional collateral for the periods presented and provide an indication of the magnitude of additional collateral postings you may be required to make base on reasonably possible changes in the reference rate (currency exchange rates, interest rates or equity markets).

Notes to consolidated financial statements of AEGON N.V.

2. Summary of significant accounting policies

2.19 Insurance contracts, page 225

4.   Please revise your disclosure consistent with the second paragraph of your response to our comment 10. In this regard, please clarify that you apply the non-uniform accounting policies for insurance accounting under Dutch Accounting Policies. Please disclose the major principles applied in your significant operations. In this regard, you indicate that you follow US GAAP for Insurance products in the US, but it is unclear what legacy principles you follow for Europe and the rest of the world.

16. Convertible core capital securities, page 291

5.   We acknowledge your response to our comment 16. Please explain to us how you have the unconditional right to avoid delivering cash to settle a contractual obligation under your convertible core capital securities as stipulated in paragraph 19 of IAS 32. In your response, please clarify for us the relationship between your core capital securities with

Vereniging AEGON and Vereniging AEGON's loan from the Dutch government. On page 292 you disclose that Vereniging AEGON will use income from the convertible core capital securities to service the loan from the Dutch government. It is unclear whether the Dutch government loan to Vereniging AEGON has a maturity date, and if so, whether your convertible core capital securities have a similar maturity date. Please explain whether Vereniging AEGON can repay its loan without forcing you to settle the convertible core capital securities. In addition, if your core capital securities have a maturity date, please explain how you could avoid settling in cash if the Dutch government can opt for cash.

43. Other charges, page 316

6.   We acknowledge your response to our comment 18. The factors you identified in your response appear to be consistent with those in paragraph 14 of IAS 36, which identifies evidence from internal reporting that is indicative of asset impairment. Please tell us what the assets of Aegon Taiwan consisted of at the time of sale. Although you address the liability adequacy test in your response, please explain to us why no impairment charges for any assets, including noncurrent assets, intangible assets or goodwill, were recorded in a prior period.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant